Contact

www.linkedin.com/in/gsmoran
(LinkedIn)
www.awarehq.com (Company)
www.ohio.edu (Other)
www.koiosmedical.com (Company)

Top Skills

Organizational Leadership
Operations Management
Corporate Governance

Greg Moran

Board Member, Advisor, Teacher, Operator
Columbus, Ohio, United States

Summary

Director, founder, advisor and operating executive with extensive
global operations experience
(U.S., Europe and Asia). Strong market focus with deep technology
experience - Start-up, Scaling, Restructuring, Sales, Finance/
Operations.

———

Experience

Z2A, LLC
Board Member, Investor, Advisor
April 2023 - Present (2 years 1 month)
Columbus, Ohio, United States

Providing board and operating strategy and consulting services.

MyAgData
Advisor
November 2017 - Present (7 years 6 months)

Koios Medical
Board Member
August 2017 - Present (7 years 9 months)

Aware
8 years 9 months

Board Member
February 2017 - Present (8 years 3 months)
Columbus, Ohio, United States

Chief Operating Officer
August 2016 - April 2023 (6 years 9 months)
Columbus, Ohio Area

Chief Operating Officer at a rapidly growing enterprise SaaS company serving
the collaboration market. Aware promotes the broad implementation and use
of enterprise collaboration platforms like Workplace by Facebook, Microsoft

Teams/Yammer and Slack. More collaboration platforms like Google and Salesforce Chatter are on the way soon!

Nationwide Insurance
8 years 6 months

Senior Vice President, CIO, Infrastructure and Operations
July 2011 - April 2016 (4 years 10 months)

Transformational leader for all technology/security infrastructure (~ $500M/2000 FTE) across Nationwide's portfolio of businesses. Standing management member of the Technology committee of the Board of Directors.

Senior Vice President, Business Transformation Office
November 2007 - July 2011 (3 years 9 months)

Designed and built enterprise investment portfolio process and transformation program oversight. Designed and built program oversight, change capability and company-wide continuous improvement program (Lean 6 Sigma).

Ford Motor Company
6 years 1 month

Executive Director, Corp. Strategy
April 2006 - May 2007 (1 year 2 months)
Dearborn, MI

Responsible for corporate strategy, reporting to the Chief of Staff. Worked with the Chairman and CEO to develop strategies for improving company performance, positioning the company within the industry and restructuring the organization to increase accountability, flatten the structure and increase customer focus.

Executive Director, Applications
May 2001 - April 2006 (5 years)

Responsible for global applications development, maintenance and architecture within the IT function. Organization of 5,000 people in the US, Europe and Asia. Integrated 14 development organizations and created global architecture function. Implemented common tools and methods globally and created both an enterprise program office and a global competency center.

Bank One
SVP, Corporate CTO
1996 - 2001 (5 years)

Led a team of 700 engineers responsible for the operation and integration of core banking systems. Also oversaw IT staff functions including strategy, purchasing and architecture.

Led the funding, build and implementation of overhauled cash management products. As Interim Chief Technology Officer, managed the relationship between the commercial banking group and the IT organization.

Arthur Andersen
Senior Manager
July 1987 - August 1996 (9 years 2 months)

Advanced to Senior Manager with extensive cross-industry experience consulting in strategy, technology and financial processes - worked with ~100 clients over 9 years on projects to achieve a range of objectives from productivity improvement to radical business transformation (including large scale systems integration/implementation). Clients ranged in size from small distributors grossing $5M/year to major corporations such as Bank One (J.P. Morgan Chase) and Bell South.

Education

Cedarville University
Bachelor's Degree, Accounting/MIS · (1983 - 1987)